DESCARTES REPORTS FISCAL 2010 THIRD QUARTER FINANCIAL RESULTS

15% Increase in Quarterly Services Revenues Helps Drive Record Operating Results

WATERLOO, Ontario — December 2, 2009 —Descartes Systems Group, a federated global logistics network, announced financial results for its fiscal 2010 third quarter (Q3FY10) ended October 31, 2009. All financial results referenced are unaudited, in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q3FY10 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY10 included:

•	Revenues of $18.9 million, up $1.9 million or 11% from $17.0 million in the third quarter of last fiscal year (Q3FY09) and up $0.3 million or 2% from $18.6 million in the previous quarter (Q2FY10);
•	Services revenues of $18.0 million, or 95% of total revenues. Q3FY10 services revenues were up 15% from $15.7 million in Q3FY09 and up 5% from $17.1 million in Q2FY10;
•	Gross margin of 69%, up from 67% in Q3FY09 and up from 68% in Q2FY10;
•

Income before income taxes of $2.8 million, up 4% from $2.7 million in both Q3FY09 and Q2FY10. Q3FY10 included $0.2 million in expense from marking-to-market certain liabilities to reflect the increase in the trading price of Descartes’ common shares;

•	Net income of $1.0 million, compared to $2.3 million in Q3FY09 and up from $0.8 million in Q2FY10;
•

Earnings per share on a diluted basis of $0.02, compared to $0.04 in Q3FY09 and $0.02 in Q2FY10. Income before income taxes, per share on a diluted basis for Q3FY10 was $0.05, consistent with $0.05 in Q3FY09 and Q2FY10;

•	Days sales outstanding of 48 days, up from 47 days in Q3FY09 and unchanged from Q2FY10; and
•

Adjusted Net Income of $5.2 million, up 13% from $4.6 million in Q3FY09 and consistent with $5.2 million in Q2FY10. Adjusted Net Income as a percentage of revenues was 28% in Q3FY10, up from 27% in Q3FY09 and consistent with 28% in Q2FY10. Adjusted Net Income per share on a diluted basis for Q3FY10 was $0.09, consistent with $0.09 in Q3FY09 and compared to $0.10 in Q2FY10.

Adjusted Net Income is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP. We define Adjusted Net Income as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. These items are considered by management to be outside Descartes’ ongoing operational results. Adjusted Net Income per diluted share is determined by dividing Adjusted Net Income by our shares outstanding on a diluted basis. A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except Adjusted Net Income per diluted share):

	Q3 FY10	Q2 FY10	Q1 FY10	Q4 FY09	Q3 FY09
Revenues	18.9	18.6	17.4	15.7	17.0
Services revenues	18.0	17.1	16.8	14.4	15.7
Gross margin	69%	68%	70%	68%	67%
Income before income taxes	2.8	2.7	1.8	2.3	2.7
Net income*	1.0	0.8	2.2	15.4	2.3
Adjusted Net Income	5.2	5.2	4.7	4.6	4.6
Adjusted Net Income as a % of revenues	28%	28%	27%	29%	27%
Adjusted Net Income per diluted share	0.09	0.10	0.09	0.09	0.09
DSOs (days)	48	48	49	50	47

* Net income was positively impacted by non-cash, net deferred income tax recoveries of $0.7 million, $13.1 million and $0.4 million in Q1FY10, Q4FY09 and Q3FY09, respectively. Net income was also impacted by net non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $1.5 million, $1.6 million and $0.8 million in Q3FY10, Q2FY10 and Q3FY09, respectively.

Total revenues of $18.9 million in Q3FY10 were comprised of $18.0 million (95%) in services revenues and $0.9 million (5%) in license revenues. Q3FY10 services revenues were up 15% from $15.7 million in Q3FY09 and up 5% from $17.1 million in Q2FY10.

Geographically, $12.1 million of revenues (64%) were generated in the Americas, excluding Canada, $2.9 million (15%) in Europe, Middle East and Africa (“EMEA”), $3.7 million (20%) in Canada, and $0.2 million (1%) in the Asia Pacific region.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for the nine-month period ended October 31, 2009 included:

•	Revenues of $54.9 million, up $4.5 million or 9% from $50.4 million in the same period a year ago;
•	Services revenues of $51.9 million, or 95% of total revenues;
•	Gross margin of 69%, up from 65% in the same period a year ago;
•

Income before income taxes of $7.4 million, up 16% from $6.4 million in the same period a year ago. Commencing this fiscal year, GAAP changed to require that acquisition-related costs (including legal, accounting, investment banking and valuation specialist fees) be expensed in the period incurred (“Acquisition Accounting Changes”). Prior to this fiscal year, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill. Due to these Acquisition Accounting Changes, income before income taxes in the first nine months of FY10 includes an additional $0.5 million in acquisition-related costs compared to the same period a year ago where Descartes was not required to expense such costs in the period incurred;

•	Net income of $4.0 million, compared to $4.8 million in the same period a year ago;
•

Earnings per share on a diluted basis of $0.07, compared to $0.09 in the same period a year ago. Income before income taxes, per share on a diluted basis was $0.14, up from $0.12 in the same period a year ago; and

•

Adjusted Net Income of $15.1 million, up 21% from $12.5 million in the same period a year ago. Adjusted Net Income as a percentage of revenues was 28%, up from 25% in the same period a year ago. Adjusted Net Income per share on a diluted basis was $0.28, up from $0.23 in the same period a year ago.

The following table summarizes Descartes’ results in the categories specified below over the nine-month periods ended October 31, 2009 and October 31, 2008 (unaudited, dollar amounts in millions, except Adjusted Net Income per diluted share):

	First 9 Months of FY10	First 9 Months of FY09
Revenues	54.9	50.4
Services revenues	51.9	46.6
Gross margin	69%	65%
Income before income taxes	7.4	6.4
Net income	4.0	4.8
Adjusted Net Income	15.1	12.5
Adjusted Net Income as a % of revenues	28%	25%
Adjusted Net Income per diluted share	0.28	0.23

Total revenues of $54.9 million in the first nine months of FY10 were comprised of $51.9 million (95%) in services revenues and $3.0 million (5%) in license revenues. Services revenues were up 11% from $46.6 million in the first nine months of FY09.

Geographically, $36.1 million of revenues (66%) were generated in the Americas, excluding Canada, $9.6 million (17%) in Canada, $8.3 million (15%) in EMEA, and $0.9 million (2%) in the Asia Pacific region.

“Our business is focused on producing quality results for our customers and stakeholders through efficient operations,” said Stephanie Ratza, CFO at Descartes. “This quarter, we strengthened our balance sheet to a healthy cash level with no debt, providing a solid platform for continuing to execute to our operational goals and consolidation strategy.”

“Our business has been driven forward by the results our customers have achieved,” said Art Mesher, Descartes’ CEO. “By leading our customers forward with our intellectual property and skilled personnel, we’ve collectively overcome difficult business challenges and delivered rapid results and payback. Our results are a consequence of our unbridled focus on improving the productivity and performance of logistics activities.”

Income Tax Expense

Income tax expense for Q3FY10 was approximately 65% of income before income taxes, with current income tax expense being approximately 11% of income before income taxes. For the nine months ended October 31, 2009, income tax expense was approximately 46% of income before income taxes, with current income tax expense being approximately 12% of income before income taxes.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. For example, in the first quarter of fiscal 2010, Descartes had a $0.4 million income tax recovery rather than an income tax expense. At this time, Descartes anticipates that fiscal 2010 income tax expense (current and deferred) will be 50-55% of income before income taxes, with the current income tax expense portion being 10-15% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets in Q4FY10, which could be material.

Bought Deal Public Financing

On October 20, 2009, Descartes closed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to Descartes from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, Descartes received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

Cash Position at October 31, 2009

As at October 31, 2009, Descartes had $93.9 million in cash comprised of $58.5 million in cash and cash equivalents and $35.4 million in short-term investments. As at January 31, 2009, Descartes had $57.6 million in cash, cash equivalents and short-term investments.

The table set forth below provides a summary of cash flows for Q3FY10 in millions of dollars:

Cash, cash equivalents and short-term investments, August 1, 2009	51.3
Cash provided by operating activities	3.2
Additions to capital assets	(0.5)
Issuance of common shares for cash, net of issue costs	40.4
Effect of foreign exchange rates	(0.5)
Net change in cash, cash equivalents and short-term investments	42.6
Cash, cash equivalents and short-term investments, October 31, 2009	93.9

Renewal of Normal Course Issuer Bid

Descartes also announced its intention to renew its normal course issuer bid (the "Renewal Normal Course Issuer Bid") through the facilities of the Toronto Stock Exchange (“TSX”) and NASDAQ Global Select Market ("NASDAQ").

Descartes’ current normal course issuer bid to purchase up to an aggregate of 5,244,556 common shares of Descartes through the facilities of the TSX and/or NASDAQ expires on December 4, 2009. Descartes has not completed any purchases pursuant to the expiring normal course issuer bid.

Pursuant to the Renewal Normal Course Issuer Bid, purchases over the TSX and/or NASDAQ may commence in December 2009 on a date to be announced. The Renewal Normal Course Issuer Bid would expire one year from the commencement date. The renewal of the Renewal Normal Course Issuer Bid to be undertaken through the facilities of the TSX, including the commencement date of the bid, is subject to the approval of the TSX.

Pursuant to applicable TSX rules, the maximum number of shares that may be purchased pursuant to the Renewal Normal Course Issuer Bid, calculated as of the start of the bid, would be the greater of (i) 5% of Descartes’ issued and outstanding common shares; and (ii) 10% of Descartes’ public float. As at December 1, 2009, Descartes had 61,281,927 issued and outstanding common shares and had calculated its public float to be 54,587,735 common shares. Accordingly, if the Renewal Normal Course Issuer Bid had been started as at December 1, 2009, the maximum number of shares that could be purchased pursuant to the bid would be 5,458,773 common shares.

Q3FY10 Business Events / Announcements

Since September 10, 2009, in addition to its bought deal public financing (discussed above), Descartes made the following announcements and/or participated in the following events:

•

Descartes’ CEO, Art Mesher, presented “The State of Things United – The Next Big Thing” at the September 2009 Council of Supply Chain Professionals annual conference in Chicago and unveiled Descartes’ federated business value network;

•	Hallmark Cards, Inc. selected Descartes' Transportation Management and Visibility solution to manage its global inbound logistics;
•	The Federated Group has automated processes to succeed in tough financial times by leveraging Descartes’ Global Logistics Network and customs compliance services;

•	Saudi Airlines Cargo Company has selected Descartes’ GF-X Exchange and Descartes CargoBooker to provide its customers with the option to electronically book air cargo shipments;
•

Customers, including America's largest food companies, are using Descartes' Sales and Merchandiser Management solution to optimize and integrate the three-part distribution process of sales, delivery and merchandising resources;

•	Country Home Products, Inc. has implemented Descartes' Transportation Management solution to help reduce costs, improve efficiency and carrier relations;
•

Cober Printing Limited, a full-service North American printing organization, has deployed Descartes' Transportation Management solution, specifically the Pick, Pack and Ship application, to streamline its shipment process and improve data quality of its print orders;

•	"K" Line, a leading global transportation company, is continuing to use Descartes Rate Builder to centralize and manage its rates and contracts for key trade lanes;
•	Descartes has launched its Global Filer initiative designed to help logistics operations address their global customs filing requirements for freight;
•	Descartes has launched its 'United By Design' strategic alliance program, enabling complementary solution providers to ensure their solutions are interoperable with Descartes' solutions and services;
•	The formation of customer working groups that help Descartes customers derive greater value from the interactions between Descartes and SAP solutions;
•

The formation of a Global Customs Filing working group by its customers to help them interpret, understand and prepare for the various existing and upcoming country-specific and international customs filing mandates across modes of transportation;

•	Descartes’ participation as a member of SAP's industry value network (IVN) for travel and logistics;
•	Descartes has launched its latest Importer Security Filing (ISF) "10+2" compliance solution that helps customers prepare for U.S. Customs and Border Protection’s January 26, 2010 mandate deadline;
•

Con-way Freight, a leading North American less-than-truckload carrier, has joined the pilot phase launch of the Advance Commercial Information (ACI) Highway electronic filings with the Canada Border Services Agency (CBSA); and

•

Descartes has joined forces with New Trend International Logistics Technology Ltd. (NTI), a leading Chinese material handling technology provider, to extend and accelerate logistics technology infrastructure throughout China.

Conference Call

Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 8:00 a.m. EDT on Wednesday, December 2nd. Designated numbers are (800) 738-1032 for North America or +1 (212) 231-2921 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or +1 (416) 626-4100 and using passcode number 21442347. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business applications network. As a federated platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.

Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; current, deferred and total income tax expense for fiscal 2010; Descartes’ intention to renew its normal course issuer bid; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; applicable stock exchange approval of Descartes’ application to renew its normal course issuer bid; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2009. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure

Adjusted Net Income

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted Net Income, in making investment decisions about our company and measuring our operational results.

The term “Adjusted Net Income” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ending January 31, 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted Net Income, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Adjusted Net Income per diluted share is determined by dividing Adjusted Net Income by our shares outstanding on a diluted basis. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, we have completed nine acquisition transactions over the past three fiscal years, two acquisition transactions in the first quarter of FY10 and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for Q3FY10, Q2FY10, Q1FY10, Q4FY09 and Q3FY09, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY10	Q2FY10	Q1FY10	Q4FY09	Q3FY09

Net income, as reported on Consolidated Statements of Operations	1.0	0.8	2.2	15.4	2.3
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.1)	(0.1)	(0.1)	(0.2)	(0.3)
Income tax expense (recovery)	1.8	2.0	(0.4)	(13.1)	0.4
Depreciation expense	0.5	0.4	0.4	0.6	0.5
Amortization of intangible assets and contingent acquisition consideration	1.7	1.8	1.8	1.3	1.3
Amortization of deferred compensation, stock-based compensation and related taxes	0.2	0.1	0.1	0.2	0.2
Acquisition-related expenses	-	0.2	0.3	0.3	-
Restructuring charges	0.1	-	0.4	0.1	0.2
Adjusted Net Income	5.2	5.2	4.7	4.6	4.6

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for the nine-month periods ended October 31, 2009 and October 31, 2008, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	First 9 Months of FY10	First 9 Months of FY09

Net income, as reported on Consolidated Statements of Operations	4.0	4.8
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.3)	(0.8)
Income tax expense	3.4	1.6
Depreciation expense	1.3	1.6
Amortization of intangible assets and contingent acquisition consideration	5.3	4.7
Amortization of deferred compensation, stock-based compensation and related taxes	0.4	0.4
Acquisition-related expenses	0.5	-
Restructuring charges	0.5	0.2
Adjusted Net Income	15.1	12.5

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2009	2009
ASSETS		(As adjusted – see footnote)
CURRENT ASSETS
Cash and cash equivalents	58,517	47,422
Short-term investments	35,378	10,210
Accounts receivable
Trade	10,005	8,702
Other	2,482	985
Prepaid expenses and other	1,187	855
Deferred income taxes	6,625	5,490
Deferred tax charge	197	197
	114,391	73,861
CAPITAL ASSETS	5,741	4,888
GOODWILL	34,256	26,381
INTANGIBLE ASSETS	22,718	15,475
DEFERRED INCOME TAXES	22,918	24,665
DEFERRED TAX CHARGE	444	592
	200,468	145,862
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,593	1,938
Accrued liabilities	8,119	5,526
Income taxes payable	1,284	589
Deferred revenue	5,173	3,317
	17,169	11,370
DEFERRED REVENUE	1,757	-
INCOME TAX LIABILITY	2,475	2,325
DEFERRED INCOME TAX LIABILITY	1,651	-
	23,052	13,695

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 61,281,927 at October 31, 2009 (January 31, 2009 – 53,013,227)	85,312	44,986
Additional paid-in capital	449,486	449,462
Accumulated other comprehensive income	1,254	363
Accumulated deficit	(358,636)	(362,644)
	177,416	132,167
	200,468	145,862

Note: We adopted ASC Topic 805, Business Combinations (“ASC 805”) retrospectively on February 1, 2009, which resulted in a retrospective adjustment to our consolidated balance sheet as at January 31, 2009. Specifically, the closing accumulated deficit as at January 31, 2009 was increased by $258 thousand with a corresponding decrease in prepaid expenses and other relating to acquisition-related costs. Under the previous GAAP guidance in FAS 141, these costs would have been capitalized as part of business combination accounting. The effect of adopting ASC 805 on our previously reported consolidated financial statements as at and for the year ended January 31, 2009 is more fully described in Note 18 to those adjusted financial statements, which were filed on September 30, 2009.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
REVENUES	18,865	16,965	54,894	50,364
COST OF REVENUES	5,885	5,580	17,049	17,359
GROSS MARGIN	12,980	11,385	37,845	33,005
EXPENSES
Sales and marketing	2,613	2,192	7,562	6,906
Research and development	3,581	2,934	10,628	8,740
General and administrative	2,351	2,550	7,297	7,138
Amortization of intangible assets	1,704	1,287	5,256	3,814
Contingent acquisition consideration	-	-	-	833
	10,249	8,963	30,743	27,431
INCOME FROM OPERATIONS	2,731	2,422	7,102	5,574
INVESTMENT INCOME	85	320	268	815
INCOME BEFORE INCOME TAXES	2,816	2,742	7,370	6,389
INCOME TAX EXPENSE
Current	304	49	895	260
Deferred	1,524	375	2,467	1,365
	1,828	424	3,362	1,625
NET INCOME	988	2,318	4,008	4,764
EARNINGS PER SHARE
Basic	0.02	0.04	0.08	0.09
Diluted	0.02	0.04	0.07	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	54,084	52,965	53,388	52,947
Diluted	55,475	53,697	54,415	53,686

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS, US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income	988	2,318	4,008	4,764
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	481	538	1,304	1,647
Amortization of intangible assets	1,704	1,287	5,256	3,814
Amortization of deferred compensation	1	2	4	6
Stock-based compensation expense	126	134	390	383
Deferred income taxes	1,524	375	2,467	1,365
Deferred tax charge	49	(266)	147	(266)
Changes in operating assets and liabilities:
Accounts receivable
Trade	96	(94)	702	1,000
Other	(35)	351	(28)	590
Prepaid expenses and other	12	261	313	(266)
Deferred contingent acquisition consideration	-	-	-	833
Accounts payable	(326)	(473)	419	(530)
Accrued liabilities	(57)	947	(1,556)	952
Income taxes payable	(62)	99	247	(472)
Deferred revenue	(1,266)	397	(1,684)	88
Cash provided by operating activities	3,235	5,876	11,989	13,908
INVESTING ACTIVITIES
Maturities of short-term investments	10,030	-	10,194	-
Purchase of short-term investments	(5,051)	-	(35,362)	-
Additions to capital assets	(531)	(327)	(1,320)	(972)
Business acquisitions, net of cash acquired	-	(1,541)	(14,964)	(1,911)
Acquisition-related costs	-	(134)	(58)	(915)
Cash provided by (used in) investing activities	4,448	(2,002)	(41,510)	(3,798)
FINANCING ACTIVITIES
Issuance of common shares for cash	40,410	74	40,492	98
Cash provided by financing activities	40,410	74	40,492	98
Effect of foreign exchange rate on cash and cash equivalents	(475)	(962)	124	(780)
Increase in cash and cash equivalents	47,618	2,986	11,095	9,428
Cash and cash equivalents at beginning of period	10,899	50,533	47,422	44,091
Cash and cash equivalents at end of period	58,517	53,519	58,517	53,519